Principal Life Insurance Company 711 High Street, Des Moines, IA 50392 515 247 5111 tel

February 9, 2024

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Principal Life Insurance Company

Principal® Strategic Outcomes Index-Linked Deferred Annuity

Initial Registration on Form S-1

Commissioners:

Transmitted herewith for filing is an initial registration statement (the “Registration Statement”) for the Principal® Strategic Outcomes Index-Linked Deferred Annuity (the “Contract”) issued by Principal Life Insurance Company (the “Company’’). The ongoing public offering of the Contract is currently registered on Form S-1 (File No. 333-267959). The Company is filing an initial registration statement (as opposed to amending the existing registration statement) for the purpose of registering with the Commission additional interests in the Contract.

In addition to registering additional interests, the prospectus included in the Registration Statement reflects certain changes to the Contract and disclosures. The principal changes are:

•	Adding new Peak Buffer Segment Options;

•	Adding Buffer Segment Options with a new 20% Buffer Rate; and

•	Conforming disclosures to Commission staff comments received on a separate, recently-filed registration statement (File No. 333-275614).

The Company requests selective review of the Registration Statement in accordance with Securities Act Release No. 6510 (Feb.15, 1984). Except for the changes discussed above, the disclosure in the Registration Statement is not substantially different from the disclosure included in Pre-Effective Amendment No. 5 to the existing registration statement, File No. 333-267959, as filed on April 28, 2023 (Accession No. 0001104659-23-051607), which was declared effective by the Commission on April 28, 2023.

The Company will separately provide a marked copy of the prospectus contained in the Registration Statement to facilitate the Commission staff’s review. Other than the new and revised disclosures in the Registration Statement reflecting the principal changes listed above, the Company believes that there are no other disclosures in the Registration Statement that warrant particular attention by the Commission staff. The Company acknowledges that all bracketed and omitted disclosures, and the Company’s financial statements, will be updated and/or added by pre-effective amendment prior to any request for acceleration of effectiveness.

Please direct all comments and questions regarding this filing to the undersigned. In advance, thank you for your assistance with this filing.

Sincerely,

/s/ Scott Van Wyngarden

Scott Van Wyngarden

Counsel, Registrant

711 High Street

Des Moines, IA 50392-0300

(515) 247-6785

VanWyngarden.Scott@Principal.com